Exhibit 21.1

List of Subsidiaries of Insteel Industries, Inc.

The following is a list of subsidiaries of the Company as of September 27, 2014, each of which is wholly-owned by the Company:

Name	State or Other Jurisdiction of Incorporation

Insteel Wire Products Company	North Carolina

Intercontinental Metals Corporation	North Carolina